Exhibit 10.10

AMENDMENT NO. 2 to

RESEARCH, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT,

DATED MAY 24, 2004, by and between VERTEX PHARMACEUTICALS INCORPORATED and CYSTIC FIBROSIS FOUNDATION THERAPEUTICS INCORPORATED

This Amendment No. 2 (the “Second Amendment”) is made as of January 1, 2006 (the “Effective Date”) by and between Vertex Pharmaceuticals Incorporated, a Massachusetts corporation with its principal offices at 130 Waverly Street, Cambridge, Massachusetts 02139-4242 (“Vertex”), and Cystic Fibrosis Foundation Therapeutics Incorporated, a Delaware corporation with its principal offices at 6931 Arlington Road, Bethesda, Maryland 20814 (“CFFT”).

This Second Amendment amends the Research, Development and Commercialization Agreement, dated May 24, 2004, by and between Vertex and CFFT (the “Existing Agreement”), as amended by Amendment No. 1 to the Existing Agreement, dated January 6, 2006, by and between Vertex and CFFT (the “First Amendment”). Any reference herein to the “Existing Agreement, as amended”, refers to the Existing Agreement and the First Amendment, unless the context otherwise requires. Vertex and CFFT are referred to herein individually as a “Party” and collectively as the “Parties.”

Background

In 1998, CFFT made an award to Aurora Biosciences Corporation (“Aurora”) to conduct a feasibility study using high throughput screening for cystic fibrosis targets. On May 19, 2000, CFFT selected and provided support for Aurora to conduct high throughput screening with respect to the cystic fibrosis transmembrane conductance regulator (“CFTR”) target identified by CFFT. Since that time, Aurora, and then after its merger into Vertex, Vertex, have been conducting a research program with CFFT’s support aimed at identification and design of “Potentiator” and “Corrector” compounds, both of which are directed as a principal mode of therapeutic action at modulation of the biological effect of CFTR in different ways and with different anticipated results.

On May 24, 2004, the Parties executed the Existing Agreement. The Existing Agreement contemplated that during the course of the research program, Vertex, with CFFT’s agreement, would select either the Potentiator or the Corrector approach as its Primary Program (as defined in the Existing Agreement), to which a majority of resources under the research program would be directed, and the other approach would be designated as an Alternative Program (as defined in the Existing Agreement), to which the balance of resources would be directed.

In 2005, with the concurrence of CFFT, Vertex selected the Potentiator approach as the Primary Program, and designated a certain Potentiator Compound (“VX-770”) as a Development Candidate under the terms of the Existing Agreement.

The Parties believe that it may be possible to create Corrector Compounds of significant potential value as therapeutics. To further that effort, on January 6, 2006, the Parties executed the First Amendment. Among other things, the First Amendment provided for continued funding for research relating to Corrector Compounds.

In connection with the First Amendment, the Parties executed a Term Sheet (the “Term Sheet”) outlining the financial terms upon which CFFT might consider funding for the accelerated development of Potentiator Compounds.

This Second Amendment is intended to set forth the Parties’ agreement with respect to additional funding for the accelerated development of Potentiator Compounds, and to amend the Existing Agreement and the First Amendment accordingly.

Amendment

In consideration of the mutual covenants set forth in this Second Amendment, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

Section 1. Acceleration Funding Agreement

This Second Amendment is intended to constitute the Potentiator Funding Agreement contemplated by the First Amendment (referenced as the “Acceleration Funding Agreement” in the Term Sheet). Capitalized terms not otherwise defined in this Second Amendment shall have the meaning ascribed to them in the Existing Agreement, as amended. If specific provisions of this Second Amendment are inconsistent with specific provisions of the Existing Agreement, as amended, the provisions of this Second Amendment, with respect to the subject matter of this Second Amendment, shall control. Otherwise, the Existing Agreement, as amended, shall continue to be applicable.

Section 2. Development and Development Funding.

2.1. Potentiator JDC Organization and Operation.

2.1.1 Potentiator JDC Membership. As soon as practicable after the Effective Date, Vertex will establish a Potentiator Joint Development Committee (the “Potentiator JDC”) consisting of not fewer than 8 members, as may be determined from time to time by the Potentiator JDC. The Potentiator JDC shall continue to function until FDA approval of a Potentiator Drug Product. During the period ending December 31, 2008, the Potentiator JDC shall include an equal number of representatives designated by each of Vertex and CFFT. Thereafter, CFFT shall be entitled to four (4) representatives on the Potentiator JDC. In addition to members appointed by CFFT, the Potentiator JDC is expected to have members from the various functional groups (e.g., research, preclinical safety, clinical, regulatory, marketing) that are or will be expected to be involved from time to time in development and launch of VX-770 or any other Potentiator Backup Compound that is substituted for VX-770 (collectively VX-770 and such Potentiator Backup Compounds are referred to hereinafter as “VX-770”). Vertex will appoint the Potentiator JDC Chair. In addition to Potentiator JDC members, attendees of Potentiator JDC meetings may include such Vertex or CFFT representatives as may be required for presentation to or discussion with the Potentiator JDC from time to time.

2.1.2 Potentiator JDC Operation. The Potentiator JDC will be the principal organization through which the development of VX-770 is planned and evaluated, subject to appropriate review and approval at senior management levels as required by Vertex from time to time. The Potentiator JDC will be responsible for preparation and implementation of the development plan described in Section 2.1.3, below, with respect to VX-770. The Potentiator JDC will typically meet at least quarterly, depending on the level of current development activity. Each of Vertex and CFFT shall have one vote on the Potentiator JDC. The objective of the Potentiator JDC shall be to reach agreement by consensus on all matters overseen by the Potentiator JDC. However, except as hereinafter provided, in the event of a deadlock with respect to any action, the vote of the Potentiator JDC Chair rendered after reasonable and open discussion among the members of the Potentiator JDC shall be final and controlling.

2.1.3 Development Plan. The Potentiator JDC shall review the implementation of an overall development plan for VX-770. The development plan shall describe the proposed clinical trial activities, non-clinical development activities, and supply and manufacturing activities for VX-770. The initial development plan considered by Vertex for VX-770 (the “VX-770 Benchmark Potentiator Development Plan”) and the development plan currently being implemented by Vertex (the “VX-770 Accelerated Potentiator Development Plan”), are attached hereto as Exhibits 2.1.3A and 2.1.3B, respectively. The VX-770 Accelerated Potentiator Development Plan reflects a significant acceleration into 2006 or 2007 of certain development activities previously planned for later in the development process, with the objective of significantly accelerating the time to NDA filing if VX-770 is successful. The VX-770 Accelerated Potentiator Development Plan will be reviewed and may be further refined from time to time by the Potentiator JDC, based in part on data generated in early pre-clinical and clinical trials. However, the Parties intend that separate clinical trails will be conducted for the G5551D and dF508 CF patients, as provided in Exhibit 2.1.3B, and to that end the IND which Vertex filed on March 14, 2006 provides for separate Phase I clinical trials targeting G5551D and dF508 CF patient groups. The actual design of those Phase I and any further clinical trails may be influenced by FDA feedback, clinical and nonclinical trial data and other scientific and medical information. Any change in the clinical plans will be reviewed by Vertex with the Potentiator JDC with the aim of reaching consensus before being implemented.

2.1.4 Meeting Materials. The Potentiator JDC will consider all information that is material to an assessment of the status, direction and progress of the development program for VX-770, including clinical trial protocols, a summary of the IND package, enabling animal toxicity data reports, clinical trial protocols, clinical trials final reports, summary data and reports. The Potentiator JDC will review progress reports prepared by Vertex, which shall be submitted to the Potentiator JDC prior to each meeting and which shall include a summary in written text of progress made during the preceding three month period under the VX-770 Accelerated Potentiator Development Plan. The chemical structure of VX-770 will be disclosed at the written request of CFFT to one CFFT employee reasonably acceptable to Vertex who is a

JDC member and who executes a customary form of confidentiality agreement directly with Vertex, undertaking to maintain the chemical structure in confidence. Vertex will also disclose the chemical structure of VX-770 to CFFT’s chemistry advisors to whom it has previously disclosed the structure, under confidential disclosure agreements previously executed with each such advisor, provided that such agreements explicitly cover the additional disclosure or are appropriately modified to that effect. The Potentiator JDC Chair will ensure that minutes are prepared and distributed to each member of the Potentiator JDC after each meeting. Subject to the restrictions on disclosure of chemical structures set forth above, CFFT’s representatives on the Potentiator JDC will receive all documents and information distributed or communicated to members of the Potentiator JDC. In any event, all information presented to the JDC or otherwise disclosed to CFFT by or at the direction of Vertex shall be deemed confidential to Vertex and subject to the confidentiality provisions of the Existing Agreement.

2.2 Therapeutic Development Network. CFFT will use its good faith efforts to foster discussions between the Therapeutic Development Network (“TDN”) and Vertex so that the TDN may enter into appropriate agreements with Vertex to provide to Vertex resources and expertise of the TDN to support development efforts for VX-770.

2.3 Budget and Funding. Exhibit 2.3A contains a summary “Benchmark Potentiator Budget” that sets forth the estimated costs of the VX-770 Benchmark Potentiator Development Plan originally proposed by Vertex, and a further summary budget, the “Accelerated Potentiator Budget,” that sets forth the estimated costs of the VX-770 Accelerated Potentiator Development Plan, in each case for the period commencing January 1, 2006 and ending December 31, 2007 (the “CFFT Accelerated Potentiator Funding Term”). A more detailed budget for the VX-770 Accelerated Potentiator Development Plan for 2006, based on

Vertex’s most current activity and cost assumptions, is also attached as Exhibit 2.3B. Vertex will provide comparable budgetary information for 2007 as soon as it becomes available in late 2006. CFFT agrees to bear $13.3 million of the actual Development Costs (as defined below) for VX-770 under the VX-770 Accelerated Potentiator Development Plan; provided that (i) CFFT’s aggregate funding obligation (the “CFFT Accelerated Potentiator Funding”) shall not exceed 50% (fifty percent) of that portion of Vertex’s Development Costs incurred during the CFFT Accelerated Potentiator Funding Term that are in excess of the aggregate Development Costs summarized in the Benchmark Potentiator Budget for the CFFT Accelerated Potentiator Funding Term; and (ii) CFFT’s funding obligation for the year 2006 shall not exceed $7.9 million unless CFFT otherwise agrees in writing. The budget for the VX-770 Accelerated Potentiator Development Plan may be revised by the Potentiator JDC from time to time; except that the amount of CFFT Accelerated Potentiator Funding shall not be increased without the written consent of CFFT. For purposes of this Amendment 2, the dates specified in Section 4.3 of the Existing Agreement for Vertex to provide CFFT with an accounting of all internal FTE’s and outsource costs will be changed to no later than January 31, 2007 and 2008, respectively; and Vertex shall exercise its good faith efforts to furnish CFFT with such accounting as early in January as is possible. Funding will be reviewed by Vertex and CFFT at the end of each calendar year during the CFFT Accelerated Potentiator Funding Term, and any amounts paid by CFFT during the calendar year that are in excess of the CFFT Accelerated Potentiator Funding amounts required under this Second Amendment will be credited against CFFT’s 2007 funding obligations hereunder (if paid on account of activities during 2006), or promptly refunded by Vertex (if paid on account of activities during 2007).

For the purpose of this Second Amendment, “Development Costs” shall mean all internal and external costs associated with the VX-770 Accelerated Potentiator Development Plan, including but not limited to all (i) costs and expenses invoiced by third parties, whether for goods or services associated with the development plan, and (ii) FTE costs of Vertex development scientists and management personnel with respect to time properly allocated to the VX-770 Accelerated Potentiator Development Plan activities. Such internal costs may include, but not be limited to, (a) laboratory work; (b) regulatory planning, oversight and review; (c) quality assurance activities; (d) pharmaceutical supply chain activities; (e) negotiations with clinical trial sites, institutional review boards, and suppliers; (f) development plan research; (g) program management activities; (h) intellectual property creation and protection; (i) holding scientific discussions; (j) traveling to and attending appropriate seminars and symposia; and (k) carrying out Potentiator JDC activities, provided, however, costs associated with (i) and (j) above shall only be allocated to the VX-770 Accelerated Potentiator Development Plan activities if they are attributable to personnel who spent more than half of their working time on such activities. Activities included in calculating FTE’s shall not include negotiation of this Second Amendment or modifications or extensions of this Second Amendment or the Existing Agreement, as amended, or administrative activities such as accounting, invoicing, personnel related activities or the like. FTEs allocated to activities under the VX-770 Accelerated Potentiator Development Plan shall be accounted for at the rate of $325,000 per FTE per annum. Payments for internal and external costs shall be invoiced and paid pursuant to Section 4.3 of the Existing Agreement.

At its sole discretion, and except as to amounts previously due to Vertex, CFFT shall have the right to terminate the CFFT Accelerated Potentiator Funding Term and CFFT’s funding obligation hereunder effective December 31, 2006 or June 30, 2007 upon not less than sixty (60) days’ prior written notice to Vertex; provided, however, that in the event of such a termination, the provisions of this Second Amendment will cease to apply effective as of the date of such termination (and, with respect to provisions of the Existing Agreement, as amended, which were otherwise modified or amended by the provisions of this Second Amendment, such provisions shall be read without regard to any amendment or modification set forth in this Second Amendment).

Section 3. Amendments to Corrector Contributions and Royalty Rates.

3.1 Corrector Contributions. Effective as of January 6, 2006, Section 4.2 of the Existing Agreement, as amended, is further amended as follows: the text in Section 4.2 up to and including the Initial Corrector Budget Chart is deleted, and, in its place the following is inserted:

CFFT will fund seventy percent (70%) of the Initial Corrector Budget and Vertex will fund thirty percent (30%) of the Initial Corrector Budget. Based on the approved Initial Corrector Budget of $27.3 million (which includes the $675,000 of Potentiator research funding referenced in the Research Plan), CFFT will make the payments to Vertex specified below during the specified periods.

INITIAL CORRECTOR BUDGET (millions $)
Research Period	Aggregate Budget Amount	CFFT Financial Commitment
January 1, 2006 — December 31, 2006	$12.6M	$8.82M
January 1, 2007 — March 31, 2008	$14.7M	$10.29M

The text in the balance of Section 4.2 of the First Amendment (i.e., following the Initial Corrector Budget Chart) remains unchanged.

3.2 Royalty Rates. Section 5.3.1 of the Existing Agreement is amended, as of the Effective Date, as follows:

(i) The number “4%” referenced in the royalty table appearing in Section 5.3.1 of the Existing Agreement, as amended, is deleted, and in its place shall be inserted “6%”;

(ii) The paragraph following the royalty table in Section 5.3.1 of the Existing Agreement, as amended, is deleted; and in its place, the following is inserted:

Following the year in which cumulative Net Sales of all Drug Products in the Field first exceed $1 billion, measured from the date of the First Commercial Sale of any such Drug Products, (a) the royalty rate for the first $250 million in annual Net Sales of such Drug Products in subsequent years shall be increased from six percent (6%) to eight percent (8%); and (b) the calculation of Net Sales for any calendar year thereafter for purposes of computing the royalties referenced in Section 5.3.1, shall include all Net Sales of all Drug Products during that year, for use in the Field, under the Existing Agreement, as amended to and including this Amendment.

(iii) Section 5.3.2 of the Existing Agreement, as amended, is redesignated as Section 5.3.3, and the following new Section 5.3.2 is inserted:

5.3.2 Additional Royalty. Vertex shall pay an additional royalty to CFFT in an amount equal to twice the amount of actual CFFT Accelerated Potentiator Funding paid to Vertex under this Second Amendment, in two installments as set forth below. The additional royalty is assumed for illustrative purposes to be based on actual CFFT Accelerated Potentiator Funding of $13.3 million, and based on that assumption a total of $26.6 million would be payable in the following amounts, in each case within thirty days after the first quarter in which cumulative Net Sales of Potentiator Drug Products have reached the following levels:

Cumulative Net Sales	Additional Royalty Amount
$100 million	$13.3 million
$200 million	$13.3 million

Total:	$26.6 million

For example, if the first Potentiator Drug Product is launched by Vertex on October 1, 2009, and Cumulative Net Sales of that Drug Product reach $100 million by March 31, 2010, an Additional Royalty Amount of $13.3 million would then be payable to CFFT in addition to any other royalties due and payable under the Agreement. Thereafter, if Cumulative Net Sales of Potentiator Drug Product reach $200 million on September 30, 2010, a further Additional Royalty Amount of $13.3 million would be payable to CFFT.

(iv) The following new Section 5.3.4 is inserted:

Net Sales under this Section 5.3 shall not in any event include any Net Sales of Drug Products that are the subject of the royalty obligations set forth in the Section 5.3.3 or in Section 10.5.5.

Section 4. Existing Agreement Ratified.

In all other respects, the Existing Agreement, as amended, is hereby ratified and confirmed.

[Signature Page Follows]

In witness whereof, the Parties hereto have executed this Agreement as of the day and year first above written.

VERTEX PHARMACEUTICALS		CYSTIC FIBROSIS FOUNDATION
INCORPORATED		THERAPEUTICS INCORPORATED

By:	/s/ Kenneth S. Boger	By:	/s/ Robert Beall
Title: Senior VP and General Counsel		Title: President/CEO
Date: 15 Mar 06		Date: March 16, 2006

Exhibit 2.1.3A

[Gant chart setting forth benchmark Development Plan.]

Exhibit 2.1.3B

[Gant chart setting forth accelerated Development Plan.]

Exhibit 2.3B

Funding of VX-770 Development

Budget Summary: The budget for the VX-770 Benchmark Potentiator Development Plan (“Benchmark Potentiator Budget”) attached hereto as Exhibit 2.1.3A is as follows:

	2006	2007
Benchmark Budget
Internal	$6.34 M	$7.54 M
External	4.64 M	5.19 M

Total	$10.98M	$12.73M

The budget for the VX-770 Accelerated Potentiator Development Plan (the “Accelerated Potentiator Budget”) attached hereto as Exhibit 2.1.3B is as follows:

	2006	2007
Accelerated Budget
Internal	$13.18 M	$13.82 M
External	13.73 M	27.06 M

Total	$26.91 M	$40.88 M

[Chart setting forth Detailed Accelerated Potentiator Budget.]